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UNITED SEATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TF ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchangn Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection wjth such notice submits the following information:

Name:*    MAX GOLDWELL BDC LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):  30 WOODWARD DRIVE APT#201 PRINCE EDWARDV ISLAND CANADA C1A6A7

Telephone Number (including area code): 902-969-1506

Name and address of agent for service of process:    ALLISON MGCPHEE 30 WOODWARD DRIVE APT # 101 PRINCE EDWARD ISLAND CANADA

The undersigned company hereby notifies the Securities and Exchange Commission tjat it intends to file a notification of election to be subject to sections 55 through 65 of tho Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Azt, except that it presently proposes to make a public offering of ats securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to  sections  55  through  65  oo  the Act  pursuant  to  section  54(a)  of  the Act  to  be  duly  executed  on  its  behalf  in  the  city  of CHARLOTTETOWN and the state PRINCE EDWARD ISLAND of  on the  22 day of  , 2024  .

 [SEAL]

(Signature) ALLISON MACPHEE

(Name of Company)

MAX GOLDWELL BDC LLC

By

(Name of dvrector, officer or general partner signing on behalf of the company)

ALLISON MACPHEE

(Title)PRESIDENT

Allison macphee

Attest:

(

Name)